Exhibit 99. 3
2006 Annual Business Report
Table of Contents
1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2004 — FY2006)
2.	Company Overview
(1)	Registered Purpose of the Company

(2)	Description of Primary Business

(3)	Problems Confronting the Company

(4)	Business Offices and Game Development Facilities

(5)	Stock

(6)	Debenture

(7)	Major Shareholders

(8)	Investment in other Companies

(9)	Directors Holding Concurrent Positions

(10)	Material Transactions with Related Persons

(11)	Significant Creditors

(12)	Employees

(13)	Trustees and Auditors

(14)	Material Events after the end of FY 2006
3.	Financial Statements as of and for the fiscal years ended December 31, 2005 and 2006
(1)	Balance Sheets

(2)	Income Statements

(3)	Statements of Appropriations of Retained Earnings

1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2004 — FY2006)
[Unit: KRW]

Category	FY 2006	FY 2005	FY 2004
Current Assets	83,876,073,744	99,200,415,135	40,554,502,801
• Quick Assets	83,858,591,722	99,179,458,227	40,497,101,161
• Inventories	17,482,022	20,956,908	57,401,640
Fixed Assets	37,207,315,211	44,382,247,932	25,812,843,066
• Investment Asset	24,121,887,716	27,180,534,556	8,627,893,348
• Tangible Asset	5,219,076,055	7,856,326,936	12,749,407,385
• Intangible Asset	7,866,351,440	9,345,386,440	4,435,542,333
Total Assets	121,083,388,955	143,582,663,067	66,367,345,867
Current Liabilities	10,997,883,653	18,240,688,002	10,440,456,089
Non-Current Liabilities	6,235,588,685	3,370,855,505	3,825,693,701
Total Liabilities	17,233,472,338	21,611,543,507	14,266,149,790
Common Stock	3,474,450,000	3,474,450,000	2,774,450,000
Additional paid-in capital	73,255,072,627	73,255,072,627	2,117,830,520
Retained earnings	25,482,297,977	43,860,442,320	47,311,567,494
Capital Adjustment	1,638,096,013	1,381,154,613	(102,651,937)
Total Shareholders’ Equity	103,849,916,617	121,971,119,560	52,101,196,077

Revenues	34,687,370,367	49,259,407,445	58,895,078,004
Operating Income(Loss)	(9,913,086,777)	(1,881,503,342)	34,390,941,112
Income(Loss) before income tax	(7,188,641,667)	(4,092,700,710)	34,135,781,793
Net Income(Loss)	(18,378,144,343)	(3,451,125,174)	29,158,543,806

2.	Company Overview
(1)	Registered Purpose of the Company
1)	Software Consulting, development and publishing

2)	Software, CD development and sales

3)	Development of telecommunication related software

4)	Making, development, publishing, sales and consulting of digital contents including game software

5)	Online network gaming service

6)	Software development regarding applicator package

7)	Computer program development and sales

8)	Software Export-Import

9)	E-commerce

10)	Character business

11)	Animation business

12)	Leasing business

13)	Restaurant business

14)	Media related business

15)	Printing & publishing business

16)	Record & video making and distribution

17)	All business related to above items 1) — 16)
(2)	Description of Primary Business
The Company is the developer of an MMORPG, Ragnarok OnlineTM, which has been commercialized in 21 countries since August 2002 and distributed in 62 countries worldwide, including Korea, Japan, Taiwan, Thailand, U.S., Europe, Russia, Brazil, India, Australia/New Zealand.
In 2006, the Company developed and/or published several online games for market release. First, the Company completed the first and the second closed beta testing of Ragnarok Online 2TM, the sequel to Ragnarok OnlineTM. The Company has also entered into license agreements for Ragnarok Online 2TM in the Thailand, Japan, Taiwan, Hong Kong, Macau and China markets. Finally, the Company has commercialized STYLIATM and TimeNTalesTM and has finished closed beta testing and is preparing its open beta testing for Emil Chronicle Online.
In addition to Gravity Interactive, Inc. in the U.S. and Gravity Entertainment Corp. in Japan, the Company in 2006 established two more wholly-owned subsidiaries in France and Russia, Gravity EU SASU and Gravity CIS, Inc., which are dedicated online game services in Europe and the Commonwealth of Independent States, respectively. The Company is currently conducting the open beta testing of Ragnarok OnlineTM in these two markets.
(3)	Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and increase its market share in overseas markets to maintain a competitive advantage. The Company also has to deal with decreased revenues and decreased number of users of Ragnarok OnlineTM, our flagship product. To address these declines, the Company has provided continual updates of the game and has introduced the micro-transaction model, which has already been implemented in several overseas markets.
(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul
Game Development Facilities	Meritz Tower 12F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul
(5)	Stock
	Total number of shares
[As of December 31, 2006]

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

‚	Type of Stock issued

[Par value per share: KRW 500]	[As of December 31, 2006]

Type	No. of shares	Total face value	%	Remarks
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%
(6)	Debenture
[As of December 31, 2006]

Type	Date of issuance	Issuing Amount	Interest Rate	Balance from issuance	Redemption date	Remarks
—	—	—	—	—	—	—
* Company currently has no debentures and has no plan to have debentures in the future.
(7)	Major Shareholders
[As of December 31, 2006]

			Transaction with
Shareholder	Shares owned	%	the Company	Remarks
EZER, Inc.	3,640,619	52.39	—	—
Ramius Capital Group, L.L.C.	642,772	9.25	—	—
Moon Capital Management LP	590,896	8.50	—	—
Government of Singapore Investment Corporation Pte Ltd.	416,541	6.00	—	—
Others	1,658,072	23.86	—	—
Total	6,948,900	100.00	—	—
(8)	Investment in Other Companies

Subsidiaries				Relationship with Company
						Transaction
Name	Location	Common Stock	Main business	Shares owned	%	relationship
Gravity Interactive, Inc	California, US	USD 40,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp	Tokyo, Japan	JPY 50,000,000	Animation making/service	1,000	100.00%	Subsidiary
Gravity CIS, Inc.	Moscow, Russia	RUB 540,000	Gaming Service	18,000	100.00%	Subsidiary
Gravity EU SASU	Paris, France	EUR 1,800,000	Gaming Service	18,000	100.00%	Subsidiary
Triggersoft Corporation	Seoul, Korea	KRW 643,500,000	Online game development	113,454	88.15%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 964,005,000	Mobile game development	185,301	96.11%	Subsidiary
Perpetual Entertainment, Inc.	California, US	USD 36,420,427.39	Online game development	19,226,661	16.76%	N/A

(9)	Directors Holding Concurrent Positions

Director		Company
Name	Position	name	Position	Work	Remarks
Il Young Ryu	CEO	Gravity Co., Ltd.	CEO	Overall management
		EZER Inc.	CEO	Overall management

Seung Taik Baik	Executive Director	Gravity Co., Ltd.	Executive Director	COO
		NeoCyon, Inc.	CEO	Overall management
		Gravity EU SASU	CEO	Overall management
(10)	Material Transactions with Related Parties

					[Unit: 1,000 KRW]

	Revenue		Purchase Amount		Credit		Liabilities
Related persons, companies	FY2006	FY2005	FY2006	FY2005	FY2006	FY2005	FY2006	FY2005
Gravity Interactive, Inc.	405,997	7,589	—	—	23,730	—	1,979	—
Gravity Entertainment Corp.	—	33,758	—	—	—	1,897	501,977	663,245
Gravity CIS, Inc.	61,887	—	—	—	1,415,489	—	208,045	—
Gravity EU SASU	—	—	—	—	—	—	30,930	—
Triggersoft Corporation	245,874	34,890	298,004	144,702	2,135,595	1,317,742	110,083	166,751
NeoCyon, Inc.	47,038	—	12,592	—	57,038	—	—	208,045
Total	760,796	76,237	310,596	144,702	3,631,852	1,319,639	853,014	1,038,041
(11)	Significant Creditors
The Company had no borrowings from financial intermediaries as of the end of FY 2006.
(12)	Employees
[As of December 31, 2006]

Category	Directors & Officers	Developers	Marketing	Total
Employees	20	470	25	515

(13)	Trustees & Auditors

Permanent/Non				Transaction with
permanent	Name	Position	Main work	the Company	Remarks
Permanent	Il Young Ryu	CEO	CEO	—
Permanent	Seung Taik Baik	Executive Director	COO	—
Permanent	James Jinho Chang	Independent Director	Member of audit committee	—
Permanent	Yongho Park	Independent Director	Member of audit committee	—
Permanent	Jungil Lee	Independent Director	Member of audit committee	—
(14)	Material Events after the end of FY 2006
N/A

3.	Financial statements as of and for the fiscal year ended December 31, 2005 and 2006
(1)	Balance Sheets
FY 2006: as of December 31, 2006
FY 2005: as of December 31, 2005
[Unit: KRW]

	FY 2006		FY 2005
Items	Amount		Amount
Assets
Current Assets		83,876,073,744		99,200,415,135
Quick assets		83,858,591,722		99,179,458,227
Cash and cash equivalents		31,872,477,492		24,798,762,104
Short-term financial instruments		45,700,000,000		59,810,518,813
Accounts receivable	1,668,264,953		4,284,507,026
Allowance for doubtful accounts	(107,706,390)	1,560,558,563	—	4,284,507,026
Short-term loans		38,055,620		—
Other accounts receivable	1,264,378,260		4,847,292,599
Allowance for doubtful accounts	(14,703,425)	1,249,674,835	—	4,847,292,599
Accrued income		487,777,404		590,427,322
Advance payments		893,309,137		1,436,450,075
Prepaid expenses		401,787,204		439,157,259
Prepaid income taxes		1,215,752,829		833,700,712
Refund of income taxes receivable		439,198,638		307,147,454
Current deferred income tax assets		—		1,831,494,863
Inventories		17,482,022		20,956,908
Inventory-resale		17,482,022		20,956,908
Fixed Assets		37,207,315,211		44,382,247,932
Investment assets		24,121,887,716		27,180,534,556
Equity method investments		8,326,501,493		8,704,825,214
Long-term loans	3,412,733,160		1,050,000,000
Allowance for doubtful accounts	(2,505,807,354)	906,925,806	(851,571,290)	198,428,710
Leasehold deposits		2,639,355,000		2,701,608,000
Long-term advanced expenses		—		50,070,387
Other investments		1,495,733,190		1,426,033,190
Long-term available-for-sale securities		10,753,372,227		—
Non-current deferred income tax assets		—		6,000,431,896
Real estate investment		—		8,099,137,159
Tangible assets		5,219,076,055		7,856,326,936
Computer and equipment	9,619,134,538		9,706,512,646
Accumulated depreciation	(5,427,891,950)	4,191,242,588	(3,664,153,184)	6,042,359,462
Vehicles	317,872,298		345,983,036
Accumulated depreciation	(158,368,148)	159,504,150	(93,066,051)	252,916,985
Furniture and fixtures	891,383,918		1,252,467,244
Accumulated depreciation	(267,479,600)	623,904,318	(98,708,422)	1,153,758,822
Leasehold improvements	509,800,000		425,000,000
Accumulated depreciation	(265,375,001)	244,424,999	(17,708,333)	407,291,667
Intangible assets		7,866,351,440		9,345,386,440
Capitalized R&D cost, net		6,180,938,065		6,869,258,597
Software		1,577,441,742		2,374,536,349
Other intangible assets, net		107,971,633		101,591,494
Total assets		121,083,388,955		143,582,663,067
Liabilities
Current liabilities		10,997,883,653		18,240,688,002
Accounts payable		4,804,104,460		11,111,481,240
Advances received		48,378,514		344,200,145
Withholdings		154,444,034		1,156,721,283
Leasehold deposit received		65,000,000		65,000,000
Deferred income		5,753,473,567		4,859,339,675
Income tax payable		162,483,078		693,945,659
Installment deposit		10,000,000		10,000,000
Non-current liabilities		6,235,588,685		3,370,855,505
Long-term deferred income		6,111,419,855		3,211,655,783
Long-term accounts payable		—		134,743,200
Accrued severance benefits		124,168,830		24,456,522
Total liabilities		17,233,472,338		21,611,543,507
Shareholders’ equity
Common stock		3,474,450,000		3,474,450,000
Common stock		3,474,450,000		3,474,450,000
Capital surplus		73,255,072,627		73,255,072,627
Additional paid-in capital		73,255,072,627		73,255,072,627
Retained earnings		25,482,297,977		43,860,442,320
Unappropriated retained earnings carried forward to subsequent year		25,482,297,977		43,860,442,320
Net income (loss):
FY 2006: KRW (18,378,144,343)
FY 2005: KRW (3,451,125,174)
Capital adjustments		1,638,096,013		1,381,154,613
Losses on valuation of available-for-sale securities		(1,119,704)		—
Stock options		2,016,181,782		1,632,516,284
Negative capital adjustment from equity method investments		(376,966,065)		(251,361,671)
Total shareholders’ equity		103,849,916,617		121,971,119,560
Total liabilities and shareholders’ equity		121,083,388,955		143,582,663,067

(2)	Income Statements
FY 2006: for the year ended December 31, 2006
FY 2005: for the year ended December 31, 2005
[Unit: KRW]

	FY 2006		FY 2005
Items	Amount		Amount
Revenues		34,687,370,367		49,259,407,445
Online games-subscription revenue	5,642,837,873		6,851,262,967
Online games-royalties and license fees	26,481,630,832		38,612,792,751
Mobile games	545,935,048		1,234,551,667
Character merchandising, animation and other revenue	2,016,966,614		2,560,800,060
Cost of revenues		11,977,826,826		14,196,825,074
Cost of revenues-games	11,923,063,281		14,090,901,438
Cost of revenues-other	54,763,545		105,923,636
Gross profit		22,709,543,541		35,062,582,371
Selling, General & administrative expenses		32,622,630,318		36,944,085,713
Salaries	6,948,970,450		5,048,385,382
Severance benefits	586,102,898		530,378,701
Employee benefits	1,155,933,296		730,499,619
Transportation expenses	637,958,559		532,882,613
Entertainment expenses	235,077,250		170,716,434
Communication expenses	104,674,066		33,948,557
Taxes and dues	960,268,450		1,387,032,272
Depreciation	829,694,178		1,125,237,983
Rent	2,157,061,175		624,622,686
Insurance premium	275,389,022		251,563,625
Vehicles maintenance expenses	18,918,187		52,980,294
Freight expenses	11,650,256		23,911,531
Repairs expenses	6,630,999		154,609,746
Training expenses	34,777,762		19,834,348
Books & subscription expenses	48,786,507		59,683,993
Office supplies	201,208,787		165,624,440
Commission paid	4,985,288,245		9,889,724,953
Advertising expenses	3,372,592,739		5,957,798,643
Research and development expenses	9,228,756,234		9,142,947,819
Bad debt expenses	122,409,815		—
Amortization on intangible assets	553,538,969		376,437,494
Utilities	15,193,584		38,870,570
Stock option plan compensation costs	131,748,890		626,394,010
Operating income (loss)		(9,913,086,777)		(1,881,503,342)
Non-operating income		10,869,118,699		4,669,809,600
Interest income	3,131,453,251		2,886,499,500
Gain on foreign currency translation	56,019,645		62,544,231
Gain on foreign exchange transactions	160,480,199		464,723,276
Gain on disposition of Property, Plant and Equipment	9,280,109		4,405,019
Gain on disposal of asset held for sale	1,081,346,160		—
Earnings from equity method investments	569,599,563		206,431,723
Gain on foreign currency forward contract transactions	156,250,000		1,032,699,912
Proceeds from the former chairman due to fraud	4,947,492,054		—
Miscellaneous income	757,197,718		12,505,939
Non-operating expenses		8,144,673,589		6,881,006,968
Interest expense	14,350,846		77,355,631
Loss on foreign currency translation	576,735,629		84,489,533
Loss on foreign exchange transactions	465,823,823		1,044,836,511
Loss on equity method investments	3,570,538,346		3,188,546,582
Other bad debt expenses	1,138,428,710		—
Loss on disposal of property, plant and equipment	29,340,619		277,486,112
Loss on retirement of property, plant and equipment	—		76,327,417
Impairment losses on property, plant and equipment	675,000,000		—
Impairment losses on intangible assets	1,487,985,221		—
Loss from breach of contract	—		227,347,669
Additional payment of income taxes	99,656,449		—
Donations	5,890,000		100,000
Loss on foreign currency forward contract transactions	4,950,000		1,885,402,364
Loss on disposition of intangible assets	—		1,957,325
Miscellaneous losses	75,973,946		17,157,824
Ordinary loss		(7,188,641,667)		(4,092,700,710)
Extra ordinary Gain		—		—
Extraordinary Losses		—		—
Loss before income tax		(7,188,641,667)		(4,092,700,710)
Income tax expense (benefit)		11,189,502,676		(641,575,536)
Net loss		(18,378,144,343)		(3,451,125,174)
Ordinary income (loss) Per Share:
FY 2006: KRW (2,645)
FY 2005: KRW (507)
Earnings (loss) Per Share :
FY2006: KRW (2,645)
FY 2005: KRW (507)

(3)	Statements of Appropriations of Retained Earnings for fiscal years ended December 31, 2006 and 2005

	From January 1, 2006		From January 1, 2005
FY 2006	Until December 31, 2006	FY 2005	Until December 31, 2005
Confirmed appropriation date	March 22, 2007	Confirmed appropriation date	March 31, 2006
[Unit: KRW]

	FY 2006	FY 2005
Category	Amount	Amount
Retained earnings before appropriations	25,482,297,977	43,860,442,320
Unappropriated retained earnings carried over from prior period	43,860,442,320	47,311,567,494
Net Loss	(18,378,144,343)	(3,451,125,174)
Appropriations of retained earnings	—	—
Unappropriated retained earnings carried forwards to subsequent year	25,482,297,977	43,860,442,320